ReneSola Ltd No. 8 Baoqun Road, Yaozhuang Town Jiashan County, Zhejiang Province 314117 People’s Republic of China.

August 7, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ReneSola Ltd
Registration Statement on Form F-3, as amended
File No. 333-189650

Ladies and Gentlemen:

Further to our previous letter dated August 7, 2013, this letter seeks to amend the time of effectiveness of the Registration Statement referred to above.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, ReneSola Ltd (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 4:00 p.m. eastern time on August 8, 2013. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Kirkland & Ellis, Attention: Benjamin Su, by facsimile at +852 3761-3301. Mr. Su’s direct line is +852 3761-3306.

The Registrant acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,

ReneSola Ltd

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer